Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 ”Continuous Disclosure Obligations”, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. In order to provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the current financial year.

AUSTRAL PACIFIC ENERGY LTD.

Please select one or both of the following options:	Annual Financial Statements & MD & A Quarterly Financial Statements & MD & A

Name:

Address:

Street Name & Number	Apt. or Suite

City	Prov or State	Country	Postal or Zip Code

Email Address:                                                            Preferred Method of Communication:  Email:             or Mail:

*Signature:                                                                                                                Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR

VANCOUVER, BC

V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT:	www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 510 Burrard St., 2nd Floor, Vancouver, BC, V6C 3B9. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.